Filed by PrimaCom AG pursuant to Rule 425 of the Securities Act of 1933.

Subject Companies: PCOM AG (Commission File No. 333-66722)
                   PrimaCom AG (Commission File No. 000-30004)

                             [PrimaCom LOGO]

                             INVESTOR PRESENTATION

                             AUGUST 2001

DISCLAIMER

================================================================================

--------------------------------------------------------------------------------
This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond PrimaCom AG's control or estimation, including the speed at which cable television network upgrades can be implemented, broadband networks can be built and subscribers will respond to new services and products, changes in technology, the competitive environment and other risk factors detailed in PrimaCom AG's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We do not undertake any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this presentation.

We urge all PrimaCom shareholders to read the Registration Statement on Form F-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the proposed business combination referred to herein or in connection herewith, as well as the other documents that we have filed or New PrimaCom will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of PrimaCom shares or ADSs may obtain a free copy of the proxy statement/prospectus and other documents filed by PCOM AG at the Commission's web site at www.sec.gov, or from PrimaCom by directing such request in writing or by telephone to: PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany, Attention: Office of Investor Relations,
Telephone: +49-6131-9310-150, Facsimile: +49-6131-9310-149. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
--------------------------------------------------------------------------------

TABLE OF CONTENTS

================================================================================

---------------------------
>     New PrimaCom Overview
---------------------------

>     The Market Opportunity

>     Investment Highlights

>     Financial Analysis

>     Summary

NEW PRIMACOM OVERVIEW
Introduction
================================================================================

> PrimaCom and UPC are combining their German businesses to create an independent, leading broadband cable operator focused on the highly attractive German market with a strong presence also in the Netherlands

> PrimaCom (1.0 mm German subs, 0.3 mm Dutch subs) will be combined with UPC's German cable assets (0.6 mm subs in EWT/tss)

> The new entity will continue to be listed on the Neuer Market and on Nasdaq

>     Name will continue to be "PrimaCom AG"

>     Transaction structured as a tax-free, statutory (Newco) merger

      -     UPC to contribute EWT/tss and the TeleColumbus option

      - PrimaCom shareholders to exchange their shares for Newco shares on a one-for-one basis

      -     PrimaCom shareholder vote required (75% of those present)

>     UPC to hold 52% of PrimaCom share capital after the merger

NEW PRIMACOM OVERVIEW
Key Terms and Conditions
================================================================================

--------------------------------------------------------------------------------
                                 Exchange Terms

                                                                         Shares:
>      New PrimaCom shares issued to PrimaCom shareholders (1:1):        19.8 mm
>      New PrimaCom shares issued to UPC Germany:                        11.1 mm
                                                                         -------
>      New PrimaCom pro forma shares:                                    30.9 mm
>      Pro forma UPC Group Ownership in New PrimaCom (52%):              16.0 mm

> UPC's option over certain TeleColumbus assets to be contributed to New PrimaCom

--------------------------------------------------------------------------------

                                Alkmaar Purchase

> New PrimaCom to acquire Alkmaar from UPC for approx. (euro)50 mm in cash after the PrimaCom/EWT merger (pass-through of UPC purchase price)

--------------------------------------------------------------------------------

                                chello agreement

>     New PrimaCom to deploy UPC's chello broadband product on its networks

--------------------------------------------------------------------------------

                                   Structure

>     Tax-free Newco merger

>     New PrimaCom continued to be listed on Neuer Markt and Nasdaq

--------------------------------------------------------------------------------

                                 Key Next Steps

> PrimaCom AGM on 28 August 2001 - requires shareholder approval with 75% of those present

>     Regulatory approval in Germany

--------------------------------------------------------------------------------

NEW PRIMACOM OVERVIEW
Profile
================================================================================

                                 [PrimaCom LOGO]

                               -------------------
                               GERMAN CABLE ASSETS
                               -------------------

o     1,595,000 subscribers

o     Total revenue of (euro)166 mm

o     EBITDA of (euro)71 (43% margin)

o Primary focus on core geographic areas (Sachsen/Sachsen-Anhalt/Thuringen, Berlin)

o     Over 90% of networks not yet upgraded

o Option to acquire 470,000 equity subscribers of Telecolumbus (located in PrimaCom core regions) - estimated revenues (euro)50m, estimated EBITDA
      (euro)20m

                            ------------------------
                            NETHERLANDS CABLE ASSETS
                            ------------------------

o     340,000 subscribers

o     Total revenue of (euro)43 mm

o     EBITDA of (euro)21 mm (48% margin)

o     Regional focus in north-western Holland

o     Networks fully upgraded

(1) Pro forma subscriber data as per 30 June 2001. Pro forma unaudited financial data (revenues, EBITDA) based on annualized Q1 2001 data (including EWT for Germany and Alkmaar for the Netherlands). EBITDA (Germany) adjusted for non-cash compensation expenses, one-time employee bonus payments and a one-off cost reduction effect in Q1 2001 at EWT.

NEW PRIMACOM OVERVIEW
Management and Supervisory Board
================================================================================

>     Management Board:

                     POSITION                             EXPERIENCE

----------------------------------------------------------------------------------------------------------
Paul Thomason        CFO                                  O   CFO (and acting CEO) of        1998- current
                                                              PrimaCom

                     Acting CEO                           O   Former CFO of KabelMedia       1996 - 1998
                                                              (predecessor of PrimaCom)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Hans Wolfert         Corporate Development and Strategy   O   Corporate Development and      1999-current
                                                              Strategy PrimaCom
                                                          O   Former CEO of A-2000
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
The Management Board will be expanded subject to identification of suitable candidates
----------------------------------------------------------------------------------------------------------

> Supervisory Board will consist of 9 members who will serve through the 2004 AGM

      -     4 members nominated by UPC

      -     5 members from existing PrimaCom AG Supervisory Board (independents)

      -     Chairman: Dr. Christian Schwarz-Schilling (current PrimaCom
            Chairman)

      -     Vice Chairman: Mark Schneider (Chairman and CEO of UPC)

NEW PRIMACOM OVERVIEW
UPC Relationship
================================================================================

> UPC does not intend to dominate PrimaCom, notwithstanding its majority shareholding in PrimaCom after the transaction

      -     Incumbent Management Board remains in place

      -     Majority of non-UPC affiliated directors on the Supervisory Board

      - Agreement to abstain from voting 10% of its shareholding in shareholders meeting under certain circumstances

      -     Dilution going forward acceptable to UPC

> PrimaCom will be an unrestricted subsidiary for UPC/UGC bond indenture purposes, leaving it free to pursue an independent financing strategy

>     UPC will not compete with PrimaCom in the German cable market

> PrimaCom will benefit from UPC's expertise in the introduction of digital services in other European market

      -     Triple-play offerings in e.g. the Netherlands and Austria

      -     Branded consumer products (chello, Priority)

>     All dealings between PrimaCom and UPC will be on arms length terms

TABLE OF CONTENTS

================================================================================

>     New PrimaCom Overview

----------------------------
>     The Market Opportunity
----------------------------

>     Investment Highlights

>     Financial Analysis

>     Summary

THE MARKET OPPORTUNITY
Status of Development
================================================================================

                 SUBSCRIBER     NETWORK BUILD-                     NEW SERVICES
   NETWORK        OWNERSHIP     OUT & PRODUCT    BROADBAND ROLL-    CASH FLOW
CONSOLIDATION   CONSOLIDATION    DEVELOPMENT          OUT           POSITIVE
---------------------------------------------------
GERMANY
---------------------------------------------------

                -----------------------------------------------------
                NETHERLANDS
                -----------------------------------------------------

THE MARKET OPPORTUNITY
Germany and the Netherlands are Europe's #1 and #2 cable markets
================================================================================

                     -------------------------------------
                     Percent of European Cable Subscribers
                     -------------------------------------

    [THE FOLLOWING DATA WAS DEPICTED BY A PIE CHART IN THE PRINTED MATERIAL]

Austria        3%
Denmark        3%
Sweden         5%
Switzerland    6%
France         6%
UK             7%
Belgium        9%
Other          9%
Netherlands   14%
Germany       47%

                       -------------      ---------------
                          Germany         The Netherlands
                       -------------      ---------------
TV Households (k)            33,380              6,650

CATV Subs (k)                20,525              6,116

CATV
Penetration                      67%                94%

CATV ARPU               (euro) 9.53        (euro) 8.90

Two-Way
Homes (k)                       116              3,000

Two-Way
Penetration                     0.4%                52%

Source: Kagan World Media

THE MARKET OPPORTUNITY
Significant Pay-TV Upside
================================================================================

                         ----------       ----------       ----------
                             UK             France             US
                         ----------       ----------       ----------
2000E

Pay TV Penetration              32%              29%              47%

Pay TV ARPU              (euro) 30        (euro) 32        (euro) 35

                            ----------------------------          ---------------------------
                                      2000E                                2005E
                            ----------------------------          ---------------------------
                            Germany          Netherlands          Germany         Netherlands
Pay TV Penetration                 6%                 5%                 25% - 35%

Pay TV ARPU                (euro) 30          (euro) 30                 ~ (euro)45
                            ----------------------------          ---------------------------
                                        |                                     ^
                                        |                                     |
                                        +-------------------------------------+

Source: Kagan World Media, Management estimates

THE MARKET OPPORTUNITY
Broadband Internet Opportunity
================================================================================

                         Germany - Internet Penetration

    [THE FOLLOWING DATA WAS DEPICTED BY A BAR CHART IN THE PRINTED MATERIAL]

                 2000    2001    2002    2003    2004    2005
                 ----    ----    ----    ----    ----    ----
                  24%     32%     35%     44%     50%     60%

          Germany - Cable Modem Connections as % of Total Connections

    [The following data was depicted by a bar chart in the printed material.]

                                 2000    2005
                                 ----    ----
                                  1%      20%

                     The Netherlands - Internet Penetration

    [The following data was depicted by a bar chart in the printed material.]

                 2000    2001    2002    2003    2004    2005
                 ----    ----    ----    ----    ----    ----
                  36%     42%     46%     54%     58%     64%


      The Netherlands - Cable Modem Connections as % of Total Connections

    [The following data was depicted by a bar chart in the printed material.]

                                 2000    2005
                                 ----    ----
                                  0%      28%

Source:  Morgan Stanley Equity Research (June 2001)

THE MARKET OPPORTUNITY
Telephony Opportunity
================================================================================

>     Significant opportunity to acquire telephony market share

>     Extremely successful cable telephony track record in other markets

--------------------------------------------------------------------------------

                            Case Study - UK Telephony
                            -------------------------

Cable Telephony Subscribers                                          4.5 million

Penetration                                                                   35%

Residential ARPU                                            (euro) 30 - (euro)35

Introduction of Cable Telephony                                        Mid-1990s

--------------------------------------------------------------------------------

>     Additional opportunities to leverage fiber-rich network infrastructure

      -     Leased lines

      -     Wholesale carriers' carrier service

THE MARKET OPPORTUNITY
Network "Levels" in Germany
================================================================================

> Network level ownership in Germany is split - whereas the former DT networks control the vast majority of head-end connections in Germany, they only control a minority of subscriber relationships (Level 4)

> New PrimaCom, in contrast, will control the majority of its subscriber relationships and will be building "upstream" capacity

                               [GRAPHIC OMITTED]

        -------                         -------                           -------
        Level 2                         Level 3                           Level 4
        -------                         -------                           -------
One/various satellite        All cable infrastructure          In most cases limited to the
headends that receive and    between the headend and the       connection point in the home -
process the original         actual connection point in the    many Level 4 "network"
programming signal           home                              operators are in in fact limited
                                                               to maintaining in-house
                                                               installations and billing the
                                                               respective customers
        |                               |     |                                  |
        ---------------------------------     ------------------------------------
                    DT Strong                          New PrimaCom Strong

THE MARKET OPPORTUNITY
Regional Presence of Key Players (By End-Subscriber Relationships)
================================================================================

     ---------------     -----------       -----------       ----------
     New PrimaCom(1)     Liberty (2)       Callahan(3)       Klesch/NTL
     ---------------     -----------       -----------       ----------

                               [GRAPHICS OMITTED]

SOURCE: Merrill Lynch. December 2000. Based on subscriber numbers at Year end 99

          Strong            Medium             Weak         Not Present
          >20%             10% - 20%         10%<             No Subs
          of Subs          of Subs           of Subs

(1)   Pro-forma for the EWT merger but before TeleColumbus option exercise.
(2)   Pending transaction with regard to six DT regions.
(3)   Two DT regions (NRW, BW).

TABLE OF CONTENTS

================================================================================

>     New PrimaCom Overview

>     The Market Opportunity

---------------------------
>     Investment Highlights
---------------------------

>     Financial Analysis

>     Summary

INVESTMENT HIGHLIGHTS
The Proposed Transaction Exploits Attractive Industry Dynamics
================================================================================

>     Increased scale, geographic focus and superior clustering in Germany

      -     Significantly enhances organic development potential

      -     Enhanced network upgrade economics

      -     Strong position for further market consolidation

>     Leverages uniquely experienced management team

>     Potential for significant merger synergies anticipated

      -     Operating synergies from existing businesses

      -     Future capex synergies in relation to upgrade activities

>     Strong underlying cash flow

      -     Stable analog CATV business

      -     Fully upgraded Dutch operations

>     First mover in digital services in Germany

>     Financial strength

      -     Fully funded business plan under existing forecast assumptions

INVESTMENT HIGHLIGHTS
PrimaCom Strategy
================================================================================

> Maximize returns from existing CATV operations through rate increases and cost synergies

> Continue to horizontally cluster subscribers and enhance subscriber density

>     Selectively divest / swap subscribers in non-core German regions

>     Upgrade networks where density provides attractive economics

> Introduce new, value-added services to subscribers on upgraded networks (chello and other broadband products and services)

INVESTMENT HIGHLIGHTS
Pro Forma Asset Profile
================================================================================

                         ------------------------------
                         Pro Forma End-Subscribers (mm)
                         ------------------------------

    [The following data was depicted by a bar chart in the printed material.]

Liberty (pending)            3.1
Callahan (BW pending)        2.0
TeleColumbus                 1.7
Primacom                     1.6
Bosch                        1.2

--------------------------------------------------------------------------------

>     End customer focus

>     Geographic concentration

>     High network integration

>     Enhanced scale

--------------------------------------------------------------------------------

* Other (10.0 mm) include smaller Private Operators (3.7 mm) and Housing Associations (6.3 mm).

(1)   Before TeleColumbus option (0.5 mm)

                              -------------------
                              Geographic Overview
                              -------------------

                               [GRAPHIC OMITTED]

                                                                 PF
                                             Market            Market
SUBSCRIBERS IN '000   PCAG     EWT   Total    Share     TC      Share
---------------------------------------------------------------------
Sachsen, Sachsen-
Anhalt, Thuringen      504     129     633      25%     212      34%

Berlin/Brandenburg     186     159     345      17%     226      28%

Rheinland-Pfalz        178       1     179      15%      32      17%

Other Regions          138     299     437       3%       0       3%
---------------------------------------------------------------------
Total                1,006     589   1,595       8%     470      10%
---------------------------------------------------------------------

Subscribers as per June 30 2001 (market shares estimated)

INVESTMENT HIGHLIGHTS
New PrimaCom Upgrade Strategy
================================================================================

--------------------------------------------------------------------------------
PrimaCom's network upgrade program will benefit from the improved scale and clustering resulting from the combination of PrimaCom and EWT/tss
--------------------------------------------------------------------------------

>     Focus on most densely-populated clusters in the core operating regions

      - Larger number of clusters through EWT/tss (Telecolumbus option subscribers are also located in core regions)

> Upgrades in Leipzig, Magdeburg, Chemnitz, Halle, Aschersleben, Naumburg and Mainz already largely completed

      - PrimaCom upgrade program can easily be expanded to EWT/tss subscribers

> Existing and planned fibre passes EWT/tss clusters, which can be directly connected

>     Pass new homes in upgraded cities and grow subscriber base

      -     Increased reach through additional fibre

>     Consolidate DTAG interconnection points and reduce signal delivery fees

      - Significant further consolidation potential due to overlap of footprints

>     Reduce capital expenditure requirements by exploiting improved clusters

INVESTMENT HIGHLIGHTS
Upgrade Economics due to Density: Chemnitz Example
================================================================================

--------------------------------------------------------------------------------

> High fixed cost element (server, backbone infrastructure) means that there are significant capex synergies available from increasing subscriber density

>     Related synergies: maintenance, marketing of new services

--------------------------------------------------------------------------------

                                                 --------------       -------------       ------------
CITY OF CHEMNITZ                                    PrimaCom               EWT            NEW PRIMACOM
                                                 --------------       -------------       ------------
Homes passed                                          60,000              40,000             100,000
Subscribers                                           50,000              20,000              70,000

Internet server and digital playout (euro)K            3,500(1)              n/a               3,500
Local Hub                           (euro)K            1,250                 n/a               1,250
Fiber link Leipzig to Chemnitz      (euro)K            4,150                 n/a               4,150
City fiber                          (euro)K            9,900(2)            2,200(3)           12,100
Upgrade from fiber node to home     (euro)K           12,500               5,000              17,500
                                                 -----------------------------------------------------
Total investment                    (euro)K           31,300               7,200              38,500

Upgraded homes                                        50,000              20,000              70,000
Cost per upgraded home              (euro)               626                 360                 550
                                                         |                                       ^
                                                         |                                       |
                                                         +---------------------------------------+
                                                                                   -12%

(1) Cost of central digital playout facility and internet server platform for PrimaCom.
(2) Assumes that for each PrimaCom home passed approximately 1/2 of a EWT home is passed.
(3) PrimaCom already passes 1/2 of EWT homes therefore only 1/2 homes must be passed.

INVESTMENT HIGHLIGHTS
The chello Affiliation Agreement
================================================================================

--------------------------------------------------------------------------------

> As part of the transaction, PrimaCom has agreed to deploy UPC's chello product on its networks in Germany and the Netherlands

> In return for a revenue share, chello eliminates a significant part of the execution risk associated with developing a strong multi-platform Internet offering

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          ANTICIPATED SPLIT OF RESPONSIBILITIES, REVENUES AND EXPENSES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              PrimaCom Standalone
--------------------------------------------------------------------------------

                                                      PRIMACOM         Chello
Local Marketing                                          o
National Marketing                                       o
Brand                                                    o
Sales                                                    o
Installation and CPE                                     o
Billing                                                  o
Internet Connectivity                                    o
Helpdesk                                                 o
Technical Support/IP Engineering and Operations          o
Portal and Portal Applications Development               o
Portal Advertising and E-Commerce                        o
Local Content                                            o
National and International Content                       o
EPG Advertising and E-Commerce                           o
Walled Garden Content                                    o
Walled Garden Advertising and E-Commerce                 o

PrimaCom controls 100% of revenues, incurs 100% of costs

--------------------------------------------------------------------------------
PrimaCom in Partnership with Chello
--------------------------------------------------------------------------------

                                                      PRIMACOM         Chello
Local Marketing                                           o
National Marketing
Brand
Sales                                                     o
Installation and CPE                                      o
Billing                                                   o
Internet Connectivity
Helpdesk                                                  o
Technical Support/IP Engineering and Operations
Portal and Portal Applications Development
Portal Advertising and E-Commerce
Local Content                                             o
National and International Content
EPG Advertising and E-Commerce
Walled Garden Content
Walled Garden Advertising and E-Commerce

REVENUE SPLITS FROM PARTNERSHIP
Subscription                                             60%             40%
PC Portal Ad. And E-Commerce                             10%             90%
EPG / Walled Garden Ad. And E-Commerce                   50%             50%

TABLE OF CONTENTS

================================================================================

>     New PrimaCom Overview

>     The Market Opportunity

>     Investment Highlights

------------------------
>     Financial Analysis
------------------------

>     Summary

FINANCIAL ANALYSIS
PrimaCom Historical Growth Profile
================================================================================

COMPOUND ANNUAL GROWTH RATES

                       93-01PF       98-01PF
Subscribers:           74%           29%
Revenues:              92%           31%
Adjusted EBITDA:       91%           21%

 [The following data was depicted by a line/bar chart in the printed material.]

                               1993   1994    1995    1996    1997    1998   1999   2000(1)  2001(2)
                               ----   ----    ----    ----    ----    ----   ----   -------  -------
Adjusted EBITDA ((euro)mm)       1       0       6      16      20      52      53      52      92
Subscribers (K)                 23      59     343     363     420     877     920   1,302   1,937
Revenues ((euro)mm)              1       2      17      33      38      94     106     124     209

Note: Data for 1993 through 1997 represents Kabelmedia. 1998 through 2001 represents PrimaComAG.

(1) 2000 data excludes EWT/tss and Alkmaar; Multikabel included only for part of the year.

(2) Subscriber data as per June. Financial pro forma data based on results for 3 months to March (annualized). Includes EWT/tss and estimated data for Alkmaar. Adjusted EBITDA for EWT further adjusted to eliminate a (euro)1.5 million of one-off cost reduction in Q1 2001.

FINANCIAL ANALYSIS
Historical Commitment to Deleveraging
================================================================================

>     Have historically used debt to aggregate and upgrade networks

>     EWT/tss merger is expected to have a deleveraging effect

    [The following data was depicted by a bar chart in the printed material.]

                              Dec-95   Dec-96   Dec-97   Dec-98   Dec-99   Sep-00   Dec-00   Mar-01
                              ------   ------   ------   ------   ------   ------   ------   ------
Net Debt/Trailing EBITDA       19.0      8.9      9.5      6.4      4.2     11.0     14.5      9.7

(1) Year-end debt divided by trailing adjusted EBITDA; data for Dec-95 through Dec-97 represents Kabelmedia. Quarterly EBITDA for Sep-00 and Mar-01 annualized. December 2000 includes Multikabel EBITDA for only part of the year but all of the acquisition debt. March 2001 data on a pro forma basis (including EWT and estimated data for Alkmaar).

FINANCIAL ANALYSIS
Pro-Forma Financials
================================================================================

(euro)mm (Before Synergies)

--------------------------------------------------------------------------------

                            PrimaCom                    PRIMACOM                                       NEW
                             Germany    Multikabel     PRO FORMA       EWT/tss       Alkmaar      PRIMACOM
----------------------------------------------------------------------------------------------------------
CATV Subscribers              1,006           300         1,306           589            40         1,935
of which Integrated             384           300           684           206            40           930

In Percent                       38%          100%           52%           35%          100%           48%
----------------------------------------------------------------------------------------------------------
Digital TV Subscribers            2             4             7            --             1             8

Internet Subscribers              2            21            24            --             3            27
----------------------------------------------------------------------------------------------------------
Total RGU's                   1,011           326         1,336           589            44         1,969

Revenues 2001 PF                116            39           155            50             4           209

EBITDA 2001 PF                   49            20            69            22             1            92

EBITDA Margin                  42.2%         50.2%         44.2%         44.2%         25.0%         43.8%

Net Debt (31/03/01)                                         761            74            50           885

Debt / EBITDA                                             11.1x                                      9.7x

--------------------------------------------------------------------------------

(1) Subscriber data as per 30 June 2001. Financial pro forma data based on results for 3 months to March (annualized). Adjusted EBITDA for EWT further adjusted to eliminate a (euro)1.5 million of one-off cost reduction in Q1 2001.

FINANCIAL ANALYSIS
Operating Statistics in Context
================================================================================

 (euro)mm (Before Synergies)

--------------------------------------------------------------------------------

                                                 German comparison                             European comparison
                                      --------------------------------------      ---------------------------------------------
                                      Callahan                           New                                                New
                                           NRW(2)     e-Kabel(3)    PrimaCom(1)       UPC         NTL     Telewest     PrimaCom(1)
Total Subscribers ('000)                 4,124          1,300          1,935        6,528       1,663        1,211        1,935
Level 4 Subscribers ('000)               1,330            494          1,935        6,528       1,663        1,211        1,935
                                                                                                                             --
Average ARPU ((euro) per month)            7.0            7.0            8.6         10.0        44.0         51.0          8.6
                                                                                                                             --
EBITDA Margin                               45%            41%            44%          NM           6%          22%          44%

Debt / EBITDA                            12.3x          10.5x           9.7x           NM       74.5x        16.0x         9.7x
Debt / Total Subscribers ((euro))          478            374            457          945       5,183        4,844          457
Debt / Level 4 Subscribers ((euro))      1,483            983            457           NA          NA           NA          457

--------------------------------------------------------------------------------

SOURCE: Company Filings, equity research, Deutsche Telekom AG.

(1) Subscriber data for New PrimaCom as per 30 June 2001. Financial pro forma data for New PrimaCom based on results in the 3 months to March (annualized). Adjusted EBITDA for EWT further adjusted to eliminate
      (euro)1.5 million of one-off cost reduction in Q1 2001.

(2)   Financial data pro forma for FY2000.

(3)   Financial data as per Q1 2001 (annualized).

FINANCIAL ANALYSIS
Synergy Potential
================================================================================

> The business combination with EWT/tss creates significant cost and capex savings potential compared to a stand-alone strategy

-------------------------------------------------------------------------------------------------
AREA                                   DESCRIPTION
-------------------------------------------------------------------------------------------------
ILLUSTRATIVE P&L SYNERGY POTENTIAL:

EWT ARPU normalization                 EWT analog CATV rates artificially low; no rate regulation

DT signal fee reduction                Connect EWT's subscribers to PrimaCom's broadband
                                       networks (where feasible)

Overhead savings                       Duplicate overhead organizations

ILLUSTRATIVE CAPEX SYNERGY POTENTIAL:

Upgrade capex savings                  Improved clustering creates feasible scale (allocation of
                                       fixed upgrade costs to subscribers)

Consumer Premise Equipment (CPE)       Scale benefits in CPE purchasing

-------------------------------------------------------------------------------------------------

FINANCIAL ANALYSIS
Financing Strategy
================================================================================

> Based on the existing forecast assumptions, PrimaCom's business plan is fully funded for the build-out of core regions in the combined networks and the launch of digital services to the existing subscriber base

>     Larger cash acquisitions would require additional financing

> Will consider using own shares as acquisition currency on a case-by-case basis

--------------------------------------------------------------------------------

                              PrimaCom   EWT/tss       Alkmaar      PRO FORMA

Bank facility                    1,000          --           --        1,000

Bridge facility                    375          --           --          375

Total existing commitments       1,375          --           --        1,375


Net debt 03/2001                   761          74           50          885

Committed availability             614         (74)         (50)         490

Current availability(1)            136          NA           NA          311

--------------------------------------------------------------------------------

(1)   "Current availability" determined by financial covenants.

FINANCIAL ANALYSIS
M&A Strategy
================================================================================

> PrimaCom intends to use its enhanced strategic position in the German market to continue to make value-adding acquisitions in a highly fragmented market environment

      -     Intends to use own shares as acquisition currency as appropriate

>     Fill-in acquisition opportunities are available in PrimaCom's core regions

>     The TeleColumbus option is currently being evaluated

>     Clear focus on Germany

> Liberty Media (UPC's indirect majority shareholder) is currently acquiring six DT cable regions with over 10 million subscriber relationships (3 million direct / 7 million indirect), including the regions of Sachsen / Sachsen-Anhalt / Thuringen and Berlin / Brandenburg

FINANCIAL ANALYSIS
Precedent Transactions (Germany)
================================================================================

(euro) mm

--------------------------------------------------------------------------------

                             DT PRECEDENT TRANSACTIONS                     PRIMACOM PRO FORMA
                                                                          ((euro)7.5 PER SHARE)
                                                                           Including      Excluding
                             Callahan NRW        e-Kabel        Liberty    Netherlands    Netherlands
                             ------------------------------------------    --------------------------
Date                               Jul-00         Aug-00         Feb-01

Aggregate Value                     3,571          1,180          5,500          1,117            692

Total Subscribers ('000)            4,124          1,300         10,120          1,935          1,595
Level 4 Subscribers ('000)          1,330            494          3,238          1,935          1,595
Revenues 2000                         356            114            800 E          209            166
EBITDA 2000                           160             46            225 E           92             71

Aggregate Value over
                             ------------------------------------------------------------------------
Total Subscribers ('000)       (euro) 866     (euro) 908     (euro) 543     (euro) 577     (euro) 434
Level 4 Subscribers ('000)   (euro) 2,685   (euro) 2,389   (euro) 1,699     (euro) 577     (euro) 434
Revenues 2000E                      10.0x          10.4x           6.9x           5.3x           4.2x
EBITDA 2000E                        22.3x          25.5x          24.4x          12.2x           9.7x
                             ------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Subscriber data for PrimaCom pro forma as per 30 June 2001. Financial pro forma data for PrimaCom pro forma based on results in the 3 months to March (annualized). Adjusted EBITDA for EWT further adjusted to eliminate a (euro)1.5 million of one-off cost reduction in Q1 2001. "Excluding Netherlands" excludes results of and debt attributable to Multikabel and Alkmaar.

TABLE OF CONTENTS

================================================================================

>     New PrimaCom Overview

>     The Market Opportunity

>     Investment Highlights

>     Financial Analysis

-------------
>     Summary
-------------

SUMMARY

================================================================================

> PrimaCom/UPC transaction creates significant incremental value for PrimaCom shareholders

> Premier German cable operator in terms of level of subscriber integration, digital services offering and execution capabilities

>     Focused growth strategy

>     Significant merger benefits (operational, capex)

>     Access to UPC's core skills base

>     Attractive current valuation level compared to relevant benchmarks

>     Transaction terms favorable for PrimaCom shareholders

> PrimaCom retains its independence from an operational, strategic and financial point of view

SUMMARY
Timetable: Key Dates
================================================================================

--------------------------------------------------------------------------------

                              EVENT                                         DATE (2001)
------------------------------------------------------------------------------------------
>     Business combination agreed                                     >     Late March
>     Notice of Shareholders Meeting distributed to                   >     Mid July
      PrimaCom shareholders

>     Form F4 distributed to PrimaCom ADS holders                     >     Early August
>     Latest date for shareholders to deposit shares in order         >     21 August(1)
      to be entitled to vote at PrimaCom AGM
>     PrimaCom Shareholder Meeting to approve the merger              >     28 August
>     Filing of the merger                                            >     Late August*
>     Merger becomes effective: New PrimaCom listed                   >     Early October
      -     Statutory waiting period one month after the AGM                (earliest)*
      -     Pending German regulatory process

--------------------------------------------------------------------------------

*     Estimated

(1) Holders of PrimaCom ADSs need to give instructions to the Bank of New York no later than 20 August to enable it to deposit shares represented by ADSs by the deposit date.